United States
                        SECURITIES AND EXHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 ASN 15(d) OF THE SECUTIES EXCHANGE ACT OF 1934.

Commission File Number 1 - 11055 ---------

__________________________________Epigen,    Inc________________________________
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(Exact name of registrant as specified in its charter)

___69 North Tower Hill Road, P.O. Box L, Millbrook, New York 12545_ (845) 677-5317______
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(Address,  including zip code,  and telephone  number,  including  area code, of registrant's principal executive offices)

Units, each consisting of two shares of Common Stock, two Class A Warrants and one Class B __Warrant, Common Stock, par value $.01 per share, Class A Warrants, Class B Warrants___
               (Title of each class of securities covered by this Form)

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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d)remains)

Please place an x on the specific line to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule   12g-4(a)(1)(i)  x    Rule  12h-3(b)(1)(i)  x
Rule   12g-4(a)(1)(ii)      Rule  12h-3(b)(1)(ii)
Rule   12g-4(a)(2)(i)       Rule  12h-3(b)(2)(i)
Rule   12g-4(a)(2)(ii)      Rule  12h-3(b)(1)(i)
                            Rule  15d-6

Approximate  number of holders of record as of the certification or notice date:
178 ---


Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.

Date:   November 13, 2002    By:   ___/s/:     Donald C. Fresne__________
    ---------------------             -----------------------------------
                                               Donald C. Fresne

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by and officer of the registrant, by counsel or by another duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.